Filed Pursuant to Rule 424(b)(3)

Registration No. 333-153135

SUPPLEMENT NO. 7

DATED MARCH 23, 2012

TO THE PROSPECTUS DATED JULY 12, 2011

OF BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

This Supplement No. 7 supplements, and should be read in conjunction with, the prospectus of Bluerock Enhanced Multifamily Trust, Inc. dated July 12, 2011, Supplement No. 1 dated July 12, 2011, Supplement No. 2 dated August 19, 2011, Supplement No. 3 dated October 20, 2011, Supplement No. 4 dated November 18, 2011, Supplement No. 5 dated December 5, 2011, and Supplement No. 6 dated February 3, 2012.  Unless otherwise defined in this Supplement No. 7, capitalized terms used have the same meanings as set forth in the prospectus.  The purpose of this Supplement No. 7 is to disclose the following:

•	the status of our initial public offering;
•	the declaration of distributions for the second quarter of 2012;

•	information about financial support from, and deferral of certain fees and expenses by, our sponsor;

•	the six-month extension of an affiliate loan;
•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our annual report on Form 10-K for the period ended December 31, 2011;

•	experts language; and

•	our audited financial statements and the notes thereto as of and for the years ended December 31, 2011 and 2010.

Status of our Initial Public Offering

We commenced our initial public offering on October 15, 2009, pursuant to which we are offering up to $1,000,000,000 in shares of our common stock in a primary offering at $10.00 per share. We are also offering up to $285,000,000 in shares of our common stock under our distribution reinvestment plan (“DRP”) at an initial price of $9.50 per share.

As of March 19, 2012, we had accepted aggregate gross offering proceeds of $12.2 million related to the sale of 1,285,341 shares of common stock, exclusive of DRP shares. Solicitations are not currently being made to, nor subscriptions accepted from, residents of Pennsylvania, Kansas, West Virginia or Ohio. After we have accepted subscriptions totaling at least $50 million, we expect to offer our shares to and admit investors in Ohio.

Distribution Declaration

On March 7, 2012, our Board of Directors authorized distributions payable to the stockholders of record each day for April 1, 2012 through June 30, 2012. Distributions payable to each stockholder of record will be paid in cash on or before the 15th day of the following month. The declared distributions equal a daily amount of $0.00191781 per share of common stock. If this rate were paid each day for a 365-day period, it would equal a 7% annualized rate based on a purchase price of $10.00 per share. A portion of each distribution may constitute a return of capital for tax purposes. There is no assurance that we will continue to declare distributions or at this rate.

Sponsor’s Agreement to Provide Us Financial Support and to Defer Payment of Certain Fees

On March 13, 2012, our sponsor confirmed its agreement to provide financial support to us sufficient for us to satisfy all of our obligations and debt service requirements as they come due until at least January 1, 2013 and will satisfy, on a timely basis, all of our liabilities and obligations that we are unable to satisfy when due from March 13, 2012, through and including January 1, 2013. In addition, our sponsor has agreed to defer payment of current year property and asset management fees and operating expenses that are allocated to us, acquisition fees, property and asset management fees and other costs, and operating expenses which have been accrued as of December 31, 2011, and offering costs advanced on our behalf. In addition, our sponsor, which has management control of the affiliates that are lenders to us, has the authority to extend and will extend the notes beyond December 31, 2012, depending on our ability to repay those obligations.

Extension of Affiliate Loan

Pursuant to the terms of that certain Secured Promissory Note Modification Agreement dated February 28, 2012 (the “Augusta Modification Agreement”), BEMT Augusta, LLC, a wholly-owned subsidiary of Bluerock Enhanced Multifamily Holdings, L.P., of which we are the general partner, extended the maturity date of its $1,931,484 affiliate loan (the “Augusta Affiliate Loan”) from Bluerock Special Opportunity + Income Fund II, LLC, an affiliate of our sponsor. The Augusta Affiliate Loan is related to our investment in the joint venture through which it acquired the 240-unit multifamily community known as the Estates at Perimeter (formerly known as St. Andrews Apartments) located in Augusta, Georgia. The maturity date of the Augusta Affiliate Loan was previously extended from February 28, 2011 to August 31, 2011 and again from August 31, 2011 to February 28, 2012. The Augusta Modification Agreement further extends the maturity date of the Augusta Affiliate Loan from February 28, 2012 to August 31, 2012. All other terms of the Augusta Affiliate Loan remain unchanged.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We were incorporated as a Maryland corporation on July 25, 2008, and have elected to be taxed, and currently qualify, as a REIT for federal income tax purposes.

As of May 20, 2010 we had received gross offering proceeds sufficient to satisfy the minimum offering amount. Accordingly, we broke escrow with respect to subscriptions received from all states in which our shares are currently being offered. As of March 2, 2012 we had accepted aggregate gross offering proceeds of $11,670,291. We will experience a relative increase in liquidity as we accept additional subscriptions for shares and a relative decrease in liquidity as we spend net offering proceeds in connection with the acquisition, development and operation of our assets.

We intend to make reserve allocations as necessary to aid our objective of preserving capital for our investors by supporting the maintenance and viability of properties we acquire. If reserves and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties or liquidating our investment in one or more properties. There is no assurance that such funds will be available or, if available, that the terms will be acceptable to us.

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, as amended, and have qualified since our taxable year ended December 31, 2010. In order to qualify as a REIT, we must distribute to our stockholders each calendar year at least 90% of our taxable income (excluding net capital gains). If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify as a REIT for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and results of operations. We intend to continue to organize and operate in such a manner as to remain qualified for treatment as a REIT.

Our Investment Strategy

We intend to achieve our investment objectives by acquiring a diverse portfolio of real estate and real estate-related investments. We plan to diversify our portfolio by investment type, size, property location and risk with the goal of attaining a portfolio that will generate attractive returns for our investors, with the potential for capital appreciation. Our targeted portfolio allocation is as follows:

•	Enhanced Multifamily. We intend to allocate approximately 50% of our portfolio to investments in well-located, institutional quality multifamily properties that we believe demonstrate strong and stable cash flows, typically located in supply constrained sub-markets with relatively high expectations of rent growth. As appropriate, we intend to implement our Advisor’s Enhanced Multifamily strategy (as described in the prospectus relating to our ongoing Initial Public Offering) at these properties, which we anticipate will create sustainable long-term increases in property value and lead to increased returns to our investors by, among other benefits, generating higher rental revenue and reducing resident turnover.

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•	Value-Added Residential. We intend to allocate approximately 30% of our portfolio to investments in well-located, residential properties that offer a significant potential for short-term capital appreciation through repositioning, renovation or redevelopment. In addition, we will seek to acquire properties available at opportunistic prices from distressed or time-constrained sellers in need of liquidity. As appropriate, we intend to implement our Advisor’s Enhanced Multifamily strategy at these properties as well.

•	Real Estate-Related Investments. We intend to allocate approximately 20% of our portfolio in other real estate-related investments with the potential for high current income or significant total returns. These investments could include first and second mortgages, subordinated, bridge and other loans, debt and other securities related to or secured by real estate assets, and common and preferred equity, which may include securities of other REITs and real estate companies. Excluded from this 20% allocation is joint venture investments in which we exercise some control. Subject to the provisions of our charter, some of these investments may be made in connection with programs sponsored, managed or advised by our affiliates or those of our Advisor.

Although the above outlines our target portfolio, we may make adjustments based on, among other things, prevailing real estate market conditions and the availability of attractive investment opportunities. We will not forego an attractive investment because it does not fit within our targeted asset class or portfolio composition. We may use the proceeds of the Initial Public Offering to purchase or invest in any type of real estate or real estate-related investment which we determine is in the best interest of our stockholders, subject to the provisions of our charter which limit certain types of investments.

Our primary objectives are to raise capital and to take advantage of favorable investment opportunities. We believe that the current economic environment will result in investment opportunities for many high-quality real estate investments. To the extent that we have capital available to invest, we plan to actively pursue investment opportunities to continue to execute our business plan.

Results of Operations

The SEC declared the registration statement for our best efforts Initial Public Offering effective on October 15, 2009. On July 5, 2011, we provided our former dealer manager, Select Capital Corporation (“Select Capital”), with notice that we consider the Dealer Manager Agreement with Select Capital entered into on October 15, 2009 to have been terminated, effective immediately. In addition, on July 5, 2011, we entered into a dealer manager agreement with Bluerock Capital Markets, LLC (“Bluerock Capital Markets”), our affiliate, pursuant to which it assumed dealer manager responsibilities for the remainder of the Initial Public Offering. The dealer manager is responsible for marketing our shares in the Initial Public Offering. Our results of operations for the year ended December 31, 2011 are not indicative of those expected in future periods as we are still in our organizational and development stage.

Our management is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting our targeted portfolio, the apartment housing industry and real estate generally, which may be reasonably anticipated to have a material impact on the revenues or incomes to be derived from the operation of our assets.

Year ended December 31, 2011 as compared to the year ended December 31, 2010

As of December 31, 2011, we had ownership interests in five joint ventures. In general, we expect that our income and expenses related to our portfolio will increase in future periods as a result of anticipated future acquisitions of real estate and real estate-related investments. We did not acquire any properties or make other investments in the year ended December 31, 2011.

Asset management and oversight fees to affiliates increased $106,720 from $223,436 for the year ended December 31, 2010 to $330,156 for the year ended December 31, 2011. The increase is due to the acquisitions made during 2010 and represents the asset management fee due, but unpaid, to the Advisor. We expect asset management fees to increase in future periods as a result of anticipated future acquisitions of real estate and real estate-related investments.

Acquisition costs to affiliates was zero for the year ended December 31, 2011 as there were no acquisitions.

General and administrative expenses increased $3,250,257 from $314,691 for the year ended December 31, 2010 to $3,564,948 for the year ended December 31, 2011. In 2010, we expensed allowable expenses up to the 2% limitation of our average invested assets in our income statement and the remainder was recorded as a receivable for the expenses exceeding the 2% threshold until approved by the board during the first quarter of 2011, resulting in a significant increase over the prior year’s recorded amount. Upon approval, these costs totaling $1,646,818 were expensed in 2011. All other amounts represent all expenses incurred during the periods.

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Equity loss of unconsolidated joint ventures decreased by $1,073,559 from a loss of $1,147,224 for the year ended December 31, 2010 to a loss of $73,665 for the year ended December 31, 2011. This represents our ownership share of net income (loss) from our real estate investments as detailed in Note 4 (Equity Method Investments) to our consolidated financial statements. The 2011 results included a full year of operating activity at all owned properties. Additionally, 2010 included one-time acquisitions costs incurred during the year for the properties purchased. While revenue variations may occur at any of our properties, the Augusta and Springhouse properties’ revenues are specifically subject to unplanned troop deployment. The property management team is working to fully diversify the tenant mix to lessen a potential impact from unplanned deployments.

The table below reflects the components of equity loss of unconsolidated joint ventures of $73,665:

	Springhouse	Creekside	Meadowmont	Augusta	Hillsboro	Total
Property Operating Results:
Rental revenue	$3,912,706	$2,080,133	$4,012,501	$2,681,509	$3,360,558	$16,047,407
Operating expenses	(1,440,032)	(873,017)	(1,205,561)	(865,519)	(1,044,437)	(5,428,566)
Net Operating Income (NOI)(1)	2,472,674	1,207,116	2,806,940	1,815,990	2,316,121	10,618,841
Major renovation and other expenses	(166,952)	(147,563)	(199,872)	(40,317)	(142,534)	(697,238)
Income Before Debt Service and Depreciation and Amortization	2,305,722	1,059,553	2,607,068	1,775,673	2,173,587	9,921,603
Interest Expense (2)	(1,342,835)	(593,418)	(1,603,719)	(773,378)	(933,228)	(5,246,578)
Depreciation and amortization	(1,047,213)	(512,904)	(1,111,263)	(950,338)	(1,117,701)	(4,739,419)
Net (loss) income	(84,326)	(46,769)	(107,914)	51,957	122,658	(64,394)
Net income (loss) attributable to JV partners	(43,477)	(28,501)	(88,064)	45,983	113,273	(786)
Net income (loss) attributable to the Company	(40,849)	(18,268)	(19,850)	5,974	9,385	(63,608)
Amortization of deferred financing costs paid on behalf of joint ventures	(4,388)	-	(2,316)	(1,283)	(2,070)	(10,057)
Equity income (loss) of unconsolidated joint ventures	$(45,237)	$(18,268)	$(22,166)	$4,691	$7,315	$(73,665)

(1)	We evaluate the performance of our properties based upon NOI, which is a non-Generally Accepted Accounting Principle (“GAAP”) supplemental financial measure. We use NOI to evaluate the operating performance of our real estate and to make decisions concerning the operation of the property. We believe that NOI is essential to the investor in understanding the value of income-producing real estate. Net income is the GAAP measure that is most directly comparable to NOI; however, NOI should not be considered as an alternative to net income as the primary indicator of operating performance as it excludes certain items such as depreciation and amortization, interest expense and corporate general and administrative expenses. Additionally, NOI as defined by us may not be comparable to other REITs or companies as their definitions of NOI may differ from our definition.

(2)	Aggregate debt service ratio of 1.89.

The following is a summary of our investments as of December 31, 2011.

Multifamily Community	Date Acquired	Number of Units	Our Ownership Interest in Property Owner	Occupancy %	NOI (1) (in thousands)	Debt Service Coverage Ratio
Springhouse at Newport News	12/03/2009	432	37.50%	92%	$2,473	1.72
The Reserve at Creekside Village	03/31/2010	192	23.31%	95%	$1,207	1.79
The Apartments at Meadowmont	04/09/2010	258	16.25%	95%	$2,807	1.63
The Estates at Perimeter	09/01/2010	240	25.00%	93%	$1,816	2.30
Gardens at Hillsboro Village	09/30/2010	201	12.50%	100%	$2,316	2.33

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(1)	Please see table above for a reconciliation of our equity in net income (loss) of unconsolidated joint ventures to the NOI of our properties.

Interest expense, net increased $87,809 from $258,753 for the year ended December 31, 2010 to $346,562 for the year ended December 31, 2011 and relates to the affiliate loans for the joint venture investments acquired during 2010 and the borrowing on the Meadowmont line of credit in 2011.

Year ended December 31, 2010 as compared to the year ended December 31, 2009

Net loss increased $1.9 million when compared to the 2009 period. We began our operations on December 3, 2009 with our acquisition of our 37.5% indirect equity interest in the Springhouse property. During 2010 we acquired indirect equity interests in four additional properties.

We accounted for the acquisitions of our interests in properties through managing member LLCs in accordance with the provisions of the Consolidation Topic of the FASB ASC. We analyze our investments in joint ventures to determine if the joint venture is a variable interest entity (a “VIE”) and would require consolidation. We (a) evaluate the sufficiency of the total equity at risk, (b) review the voting rights and decision-making authority of the equity investment holders as a group, and whether there are any guaranteed returns, protection against losses, or capping of residual returns within the group and (c) establish whether activities within the venture are on behalf of an investor with disproportionately few voting rights in making this VIE determination. We would consolidate a venture that is determined to be a VIE if we were the primary beneficiary. Beginning January 1, 2010, a new accounting standard became effective and changed the method by which the primary beneficiary of a VIE is determined to a primarily qualitative approach whereby the variable interest holder, if any, that has the power to direct the VIE’s most significant activities is the primary beneficiary. To the extent that our joint ventures do not qualify as VIEs, we further assess the existence of a controlling financial interest under a voting interest model to determine whether the venture should be consolidated.

Management and Oversight fees were approximately $223,000 for the year ended December 31, 2010. This represents the 1% asset management fee due to the Advisor for oversight of the properties and was $214,000 higher than 2009 due to the acquisitions made in 2010.

Acquisition costs were approximately $363,000 for the year ended December, 31, 2010 and relate to the acquisitions of Creekside, Meadowmont, Augusta and Hillsboro properties. Acquisition costs were approximately $192,000 in 2009 as a result of the Springhouse acquisition.

General and administrative expenses were approximately $315,000 and include allowable operating expenses up to the 2% of average invested assets threshold. General and administrative expenses were approximately $45,000 in 2009. The increase in 2010 is due to increased assets on which to base the average invested assets calculation and a full year of operations compared to 2 ½ months in 2009.

Equity in loss of unconsolidated joint ventures was approximately $1.1 million for the year ended December 31, 2010 and represents our ownership share of net loss from our investments in the managing member JV Entities.

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The table below reflects the components of the $1,147,224 equity loss of unconsolidated joint ventures:

	Springhouse	Creekside	Meadowmont	Augusta	Hillsboro	Total
Property Operating Results:
Rental revenue	$3,881,600	$1,423,900	$2,866,300	$931,900	$806,700	$9,910,400
Operating expenses	(1,747,500)	(690,100)	(1,005,300)	(338,800)	(261,000)	(4,042,700)
Net Operating Income (NOI)(1)	2,134,100	733,800	1,861,000	593,100	545,700	5,867,700
Interest Expense (2)	(1,342,900)	(567,100)	(1,173,100)	(258,500)	(239,500)	(3,581,100)
Acquisition fees	-	(602,900)	(499,700)	(373,100)	(463,800)	(1,939,500)
Depreciation and amortization	(1,670,000)	(745,100)	(1,598,000)	(614,800)	(511,400)	(5,139,300)
Net loss	(878,800)	(1,181,300)	(1,409,800)	(653,300)	(669,000)	(4,792,200)
Net loss attributable to JV partners	(544,019)	(892,530)	(1,177,400)	(486,238)	(580,292)	(3,680,479)
Net loss attributable to the Company	(334,781)	(288,770)	(232,400)	(167,062)	(88,708)	(1,111,721)
Amortization of deferred financing costs paid on behalf of joint ventures	(4,387)	(28,433)	(1,737)	(428)	(518)	(35,503)
Equity loss of unconsolidated joint ventures	$(339,168)	$(317,203)	$(234,137)	$(167,490)	$(89,226)	$(1,147.224)

(1)	We evaluate the performance of our properties based upon NOI, which is a non-Generally Accepted Accounting Principle (“GAAP”) supplemental financial measure. We use NOI to evaluate the operating performance of our real estate and to make decisions concerning the operation of the property. We believe that NOI is essential to the investor in understanding the value of income-producing real estate. Net income is the GAAP measure that is most directly comparable to NOI; however, NOI should not be considered as an alternative to net income as the primary indicator of operating performance as it excludes certain items such as depreciation and amortization, interest expense and corporate general and administrative expenses. Additionally, NOI as defined by us may not be comparable to other REITs or companies as their definitions of NOI may differ from our definition.

(2)	Aggregate debt service ratio of 1.64.

Interest expense was approximately $259,000 and was for interest related to our affiliate notes used to fund our interests in the joint ventures. Interest expense was $15,000 for 2009 and was related to an affiliate loan to fund our interest in the Springhouse joint venture.

Organization and Offering Costs

Our organization and offering costs (other than selling commissions and dealer manager fees) may be paid by our Advisor, our dealer manager or their affiliates on our behalf. Other offering costs include all expenses to be incurred by us in connection with our Initial Public Offering. Organization costs include all expenses incurred by us in connection with our formation, including but not limited to legal fees and other costs to incorporate. Organization costs are expensed as incurred and offering costs, which include selling commissions and dealer manager fees, are charged as incurred as a reduction to stockholders’ equity.

Pursuant to the advisory agreement and the dealer manager agreement, we are obligated to reimburse our Advisor, the dealer manager or their affiliates, as applicable, for organization and other offering costs paid by them on our behalf; however, our Advisor is obligated to reimburse us to the extent selling commissions, dealer manager fees and organization and other offering costs incurred by us exceed 15% of gross proceeds from our Initial Public Offering. Through December 31, 2011, including shares issued through our distribution reinvestment plan, we had sold 1,120,693 shares in the offering for gross offering proceeds of $10,339,123 and recorded organization costs of $49,931, other offering costs of $2,256,663 and selling commissions and dealer manager fees of $958,386. In addition our Advisor has incurred on our behalf $2,407,524 of offering costs which will become payable as additional offering proceeds are raised to the extent that selling commissions, dealer manager fees and other organization and offering costs do not exceed 15% of gross offering proceeds.

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Operating Expenses

Under our advisory agreement our Advisor and its affiliates have the right to seek reimbursement from us for all costs and expenses they incur in connection with their provision of services to us, including our allocable share of our Advisor’s overhead, such as rent, employee costs, utilities and information technology costs. We do not, however, reimburse our Advisor for personnel costs in connection with services for which our Advisor receives acquisition, origination or disposition fees or for personnel costs related to the salaries of our executive officers. From January 1, 2009 through March 31, 2011, our Advisor and its affiliates incurred $677,415. Our charter limits our total operating expenses at the end of the four preceding fiscal quarters to the greater of (A) 2% of our average invested assets, or (B) 25% of our net income determined (1) without reductions for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and (2) excluding any gain from the sale of our assets for the period, notwithstanding the above limitation, we may reimburse amounts in excess of the limitation if a majority or our independent directors determines that such excess amounts were justified based on unusual and non-recurring factors. Due to the limitations discussed above and because operating expenses incurred directly by us have exceeded the 2% threshold, the amount due to the Advisor had not been recorded in the financial statements as of December 31, 2010. Further, $973,607 had been recorded as a receivable from the Advisor as of December 31, 2010 for the excess operating expenses incurred directly by us over the 2% threshold. Our Board of Directors, including all of our independent directors, reviewed our total operating expenses for the four fiscal quarters ended December 31, 2009 (and the four fiscal quarters ended each quarter after) and an estimate of our total operating expenses for the four fiscal quarters to end March 31, 2011 and unanimously determined the excess amounts to be justified because of the costs of operating a public company in our early stages of operating. Upon approval of these costs on March 22, 2011, $1,646,818 of total costs, were expensed and $677,415 became a liability to us, payable to our Advisor and its affiliates. As of the Board of Directors has approved such expenses, all 2011 operating expenses have been and will be expensed as incurred. As of December 31, 2011, $4,204 has been reimbursed to the Advisor and the Advisor has agreed to defer further repayment of these costs until a later date.

Liquidity and Capital Resources

We are offering a maximum of $1,000,000,000 in shares of our common stock in our primary offering, at an offering price of $10.00 per share, with discounts available for certain categories of purchasers. We also are offering up to $285,000,000 in shares pursuant to our distribution reinvestment plan at $9.50 per share.

Our principal demands for cash will be for acquisition costs, including the purchase price of any properties, loans or securities we acquire, and construction, renovation and development costs and the payment of our operating and administrative expenses, continuing debt service obligations and distributions to our stockholders. Generally, we will fund our acquisitions from the net proceeds of our Initial Public Offering. We intend to acquire our assets with cash and mortgage or other debt, but we may acquire assets free and clear of permanent mortgage or other indebtedness by paying the entire purchase price for the asset in cash or in units of limited partnership interest in our operating partnership. Due to the delay between the sale of our shares and our acquisitions, there may be a delay in the benefits to our stockholders, if any, of returns generated from our investments.

We generally expect to meet our short-term liquidity requirements, such as our operating and administrative expenses, continuing debt service obligations and the payment of distributions, through net cash provided by operations and net proceeds raised in our public offering. Operating cash flow is expected to increase as additional investments are added to our portfolio. We are continuing to raise proceeds in our ongoing Initial Public Offering; however, we suspended our offering on November 17, 2010 in order to restate certain of our financial statements and selling efforts did not recommence until March 2, 2011. In order to fund general working capital while our offering was suspended, on January 20, 2011 we entered a loan agreement for a line of credit with an affiliate of our sponsor that permits us to borrow up to $500,000 and we had borrowed $150,000 during 2011 and repaid the balance in full as of December 31, 2011. Our current corporate operating expenses exceed the cash flow received from our investments in real estate joint ventures. If the rate at which we raise offering proceeds does not improve significantly, our general and administrative costs will remain higher relative to the size of our portfolio and we may be required to incur additional debt to fund our operations. To the extent cash on hand is not sufficient to meet our short-term liquidity requirements, we expect to utilize credit facilities obtained from affiliates or unaffiliated third parties. Our sponsor also agreed to defer payment of asset management fees, acquisition fees and operating and offering costs advanced on our behalf and current year reimbursable operating expenses through 2012 as well as to fund any remaining cash shortfall, as necessary. In addition as our sponsor has management control of the affiliates that are lenders to us and thus extended the notes that had maturities in 2011 (including Augusta, Springhouse, Hillsboro and Meadowmont), and it has committed to further extend such notes based on our ability to repay those obligations.

In addition, our policy is generally to pay distributions from cash flow from operations. However, some or all of our distributions to date have been paid from proceeds from our public offering and may in the future be paid from additional sources, such as from borrowings, advances from our Advisor, and our Advisor’s deferral of its fees and expense reimbursements.  We expect to meet our long-term liquidity requirements, such as scheduled debt maturities and repayment of short-term financing of future property acquisitions, through long-term secured and unsecured borrowings.

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Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of properties and undistributed cash flow.

Our charter prohibits us from incurring debt that would cause our borrowings to exceed 300% of our net assets unless a majority of our independent directors approves the borrowing. Our charter also requires that we disclose the justification for any borrowings in excess of the 300% leverage guideline in the next quarterly report. Our independent directors approved the borrowing of up to approximately $10.3 million to purchase the Springhouse, Creekside, Meadowmont, Augusta and Hillsboro properties resulting in a leverage ratio in excess of the 300% guideline. The independent directors determined that the excess leverage was justified for the following reasons:

•	the loans enabled us to purchase the property and earn rental income more quickly;

•	the property acquisition is likely to increase the net offering proceeds from our initial public offering, thereby improving our ability to meet our goal of acquiring a diversified portfolio of properties to generate current income for investors and preserve investor capital;

•	the loans are non-recourse to us; and

•	the prospectus for our initial public offering disclosed the likelihood that we would exceed the charter’s leverage guidelines during the early stages of the offering.

As of July 5, 2011, Bluerock Capital Markets, an affiliate of us and our Advisor, assumed the role of dealer manager for the remainder of the Initial Public Offering. Prior to July 5, 2011, Select Capital Corporation, a third party, served as dealer manager for the Initial Public Offering. We expect that this transition to an affiliated dealer manager will lead to greater sales of shares in the Initial Public Offering; however, we can provide no assurances that this will be the case. If Bluerock Capital Markets is unsuccessful in its efforts to market the Initial Public Offering, our liquidity will be adversely affected which would adversely affect our ability to fund our ongoing operations and make acquisitions.

Cash Flows

Year ended December 31, 2011 as compared to the year ended December 31, 2010

Cash Flows from Operating Activities

As of December 31, 2011, we owned indirect equity interests in five real estate properties. During the year ended December 31, 2011, net cash used in operating activities was $1,051,693 and primarily consisted of our net loss of $4,315,331. This was offset by the following increases in our cash from operations:

•	cash distributions received from our unconsolidated joint ventures of $904,949;
•	increase in due to affiliates of $2,144,589; and
•	Non-cash adjustments that increase our cash flow from operations:
o	a non-cash adjustment for director’s stock compensation of $68,125;
o	loss in unconsolidated joint ventures of $73,665, which includes our pro-rata share of (1) non-cash adjustment for the depreciation and amortization at the property level, (2) any non-recurring acquisition costs incurred in the year we acquired our indirect equity interest in the property.

Cash Flows from Investing Activities

Our cash used in investing for the year ended December 31, 2011 was $63,901 for the additional capital needs related to our indirect equity interests in the real estate properties indicated above.

Cash Flows from Financing Activities

Our cash flows from financing consist primarily of proceeds from the Initial Public Offering (which offering we temporarily suspended from November 17, 2010 until March 2, 2011 in connection with our determination to restate certain of our financial statements) and proceeds from affiliate loans less distributions paid to our stockholders.

For the year ended December 31, 2011, net cash provided by financing activities was $1,410,927, which consisted of the following:

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•	$4,135,093 of gross offering proceeds related to our Initial Public Offering, net of (1) payments of commissions on sales of common stock and related dealer manager fees in the amount of $393,057, (2) and offering costs paid by us directly in the amount of $901,612;
•	$150,000 of proceeds from affiliate loans.

This was offset by:

•	$366,163 of net cash distributions, after giving effect to distributions reinvested by stockholders of $212,767;
•	repayment on notes payable of $1,150,000; and
•	redemption of common stock of $63,334.

Year ended December 31, 2010 as compared to the year ended December 31, 2009

Cash Flows From Operating Activities

As of December 31, 2010, we owned indirect equity interests in five real estate properties. During the year ended December 31, 2010, net cash used in operating activities was $870,105 and consisted of the following:

•	A net loss of $2,306,870;
•	Increase in receivables from affiliates of $542,529; and
•	Increase in other assets of $82,679.

This was offset by the following:

•	Cash distributions received for our unconsolidated joint ventures of $392,013;
•	Non cash adjustments that increase our cash flow from operations:
o	loss in unconsolidated joint ventures of $1.1 million. This amount includes our pro-rata share of (1) non cash adjustment for the depreciation and amortization at the property level and (2) any non-recurring acquisition costs incurred in the year we acquired our indirect equity interest in the property;
o	Non cash adjustment for director’s stock compensation of $56,875; and
•	Increase in accounts payable and accrued liabilities of $465,861.

Cash Flows From Investing Activities

Our cash used in investing for the year ended December 31, 2010 was $5.5 million for the acquisition of the indirect equity interests in the real estate properties indicated above.

Cash Flows From Financing Activities

Our cash flows from financing consist primarily of proceeds from our ongoing Initial Public Offering and proceeds from affiliate loans less distributions paid to our stockholders. For the year ended December 31, 2010, net cash provided by financing activities was $6.3 million and consisted of the following:

•	$6.2 million of gross offering proceeds related to our Initial Public Offering, net of (1) payments of commissions on sales of common stock and related dealer manager fees in the amount of $565,000, (2) reimbursement of other offering costs to affiliates in the amount of $508,000 and (3) offering costs paid by us directly in the amount of $832,000;

•	$2.1 million of proceeds from affiliate loans, net of repayments.

This was offset by $129,374 of net cash distributions, after giving effect to distributions reinvested by stockholders of $63,000.

9

Funds from Operations and Modified Funds from Operations

Funds from operations (“FFO”) is a non-GAAP financial measure that is widely recognized as a measure of REIT operating performance.  We consider FFO to be an appropriate supplemental measure of our operating performance as it is based on a net income analysis of property portfolio performance that excludes non-cash items such as depreciation. The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, could be less informative. We define FFO, consistent with the National Association of Real Estate Investment Trusts (“NAREITs”) definition, as net income, computed in accordance with GAAP, excluding gains (or losses) from sales of property and impairment charges, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis.

In addition to FFO, we use modified funds from operations ("Modified Funds from Operations" or "MFFO"), as defined by the Investment Program Association (“IPA”). MFFO excludes from FFO the following items:

(1)	acquisition fees and expenses;
(2)	straight line rent amounts, both income and expense;
(3)	amortization of above or below market intangible lease assets and liabilities;
(4)	amortization of discounts and premiums on debt investments;
(5)	gains or losses from the early extinguishment of debt;
(6)	gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivative holdings except where the trading of such instruments is a fundamental attribute of our operations;
(7)	gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;
(8)	gains or losses related to consolidation from, or deconsolidation to, equity accounting;
(9)	gains or losses related to contingent purchase price adjustments; and
(10)	adjustments related to the above items for unconsolidated entities in the application of equity accounting.

We believe that MFFO is helpful in assisting management, investors and analysts assess the sustainability of our operating performance, and in particular, after our offering and acquisition stages are complete primarily because it excludes acquisition expenses that affect property operations only in the period in which the property is acquired. Because we are currently in our offering and acquisition stage, we expect that the exclusion of acquisition expense will be our most significant adjustment for the near future, although no acquisition expenses have been incurred for the year ended December 31, 2011. Thus, MFFO provides helpful information relevant to evaluating the Company’s operating performance in periods in which there is no acquisition activity.

In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management's investment models and analysis differentiate costs to acquire the investment from the operations derived from the investment. Acquisition costs related to business combinations are to be expensed.  We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of our real estate investments and is consistent with management's analysis of the investing and operating performance of our properties.  In addition, it provides investors with information about our operating performance so they can better assess the sustainability of our operating performance after our offering and acquisition stages are completed.  Acquisition expenses include those incurred with our Advisor or third parties. Table 1 presents our calculation of FFO and MFFO for the years ended December 31, 2011 and 2010.

Because we have been raising capital in our Initial Public Offering since our inception, did not commence real estate operations until the end of 2009, made several additional equity investments in 2010 and made no investments in 2011, the results presented in Table 1 below are not directly comparable and should not be considered an indication of our future operating performance. Table 2 presents additional information about our MFFO on a property-level basis and presents our calculation of our pro-rata share of MFFO generated by our indirect equity interest in the properties for the year ended December 31, 2011.

10

TABLE 1	Year Ended December 31,
	2011	2010

Net Loss(1)	$(4,315,331)	$(2,306,870)
Add:
Pro-rata share of unconsolidated JV depreciation and amortization(2)	1,045,949	1,261,477
FFO	(3,269,382)	(1,045,393)
Add:
Pro-rata share of unconsolidated JV acquisition costs(2)	-	426,211
Acquisition costs per statement of operations	-	362,766
Organizational costs	-	49,931
MFFO	$(3,269,382)	$(206,485)

(1)	The net loss for the year ended December 31, 2011 includes $1,646,818 of excess operating expenses approved by our Board of Directors on March 22, 2011 relating to our total operating expenses for the four fiscal quarters ended December 31, 2009 and the four fiscal quarters ended each quarter thereafter through March 31, 2011.
(2)	This represents our share of depreciation and amortization expense and acquisition costs at the properties that we account for under the equity method of accounting.

TABLE 2	Year Ended December 31, 2011
	Springhouse	Creekside	Meadowmont	Augusta	Hillsboro	Total
Equity (loss) income of unconsolidated JV	$(45,237)	$(18,268)	$(22,166)	$4,691	$7,315	$(73,665)
Pro-rata share of unconsolidated JV depreciation and amortization	383,827	118,009	176,717	230,383	137,013	1,045,949
	338,590	99,741	154,551	235,074	144,328	972,284
Affiliate loan interest, net(1)	(114,608)	-	(8,803)	(135,159)	(87,992)	(346,562)
Asset management and oversight fees	(109,688)	(33,214)	(74,110)	(69,330)	(43,814)	(330,156)
Corporate operating expenses(2)(3)	(971,006)	(157,876)	(733,724)	(987,349)	(714,993)	(3,564,948)

Consolidated MFFO	$(856,712)	$(91,349)	$(662,086)	$(956,764)	$(702,471)	$(3,269,382)

(1)	Affiliate notes payable expected to be paid from proceeds of the equity raise.
(2)	Corporate operating expenses have been allocated amongst our portfolio based on the percentage of our investment in the joint venture to our total investments in joint ventures.
(3)	Corporate operating expenses include $1,646,818 of excess operating expenses approved by our Board of Directors relating to our total operating expenses for the four fiscal quarters ended December 31, 2009 and the four fiscal quarters ended each quarter thereafter through March 31, 2011.

Operating cash flow, FFO and MFFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO and MFFO, such as tenant improvements, building improvements and deferred leasing costs.

Presentation of this information is intended to assist the reader in comparing the sustainability of the operating performance of different REITs, although it should be noted that not all REITs calculate FFO or MFFO the same way, so comparisons with other REITs may not be meaningful.  FFO or MFFO should not be considered as an alternative to net income (loss), as an indication of our liquidity, nor is either indicative of funds available to fund our cash needs, including our ability to make distributions.  Both FFO and MFFO should be reviewed in connection with other GAAP measurements.

Provided below is additional information related to selected non-cash items included in net loss above, which may be helpful in assessing our operating results.

•	Directors stock compensation of $68,125 and $56,875 was recognized for the years ended December 31, 2011 and 2010, respectively.
•	Amortization of deferred financing costs paid on behalf of our joint ventures of approximately $10,057 and $35,503 was recognized for years ended December 31, 2011 and 2010, respectively.

11

Distributions

On January 13, 2011, our Board of Directors declared distributions of $0.00191781 per common share based on daily record dates for the period from January 13, 2011 through March 31, 2011. On March 22, 2011, our Board of Directors declared distributions of $0.00191781 per common share based on daily record dates for the period from April 1, 2011 through June 30, 2011. Additionally, on August 8, 2011, our Board of Directors declared distributions of $0.00191781 per common share based on daily record dates for the period from July 1, 2011 through December 31, 2011. Distributions payable to each stockholder of record were or will be paid in cash on or before the 15th day of the following month. A portion of each distribution may constitute a return of capital for tax purposes. We intend to make regular cash distributions to our stockholders, typically on a monthly basis. As current corporate operating expenses exceed cash flow received from our investments in real estate joint ventures we can make no assurance that our Board of Directors will continue to approve monthly distributions at the current rate; however the recently approved distributions and the distributions paid to date represent an amount that, if paid each month for a 12-month period, would equate to a 7.0% annualized rate based on a purchase price of $10.00 per share.

Our Board of Directors will determine the amount of distributions to be distributed to our stockholders. The board’s determination will be based on a number of factors, including funds available from operations, our capital expenditure requirements and the annual distribution requirements necessary to maintain our REIT status under the Internal Revenue Code. As a result, our distribution rate and payment frequency may vary from time to time. However, to qualify as a REIT for tax purposes, we must make distributions equal to at least 90% of our “REIT taxable income” each year. Especially during the early stages of our operations, we may declare distributions in excess of funds from operations.

Distributions paid, cash flows from operations and FFO were as follows:

	Distributions Paid
Period	Cash	Reinvested	Total	Cash Flow from Operations	Distributions Declared	FFO
First Quarter 2011	$88,927	$28,113	$117,040	$(18,644)	$117,538	$(2,091,045)
Second Quarter 2011	83,135	46,179	129,314	(510,379)	134,526	(461,662)
Third Quarter 2011	92,101	51,968	144,069	(295,429)	148,402	(419,260)
Fourth Quarter 2011	102,000	61,779	163,779	(227,241)	176,628	(297,415)
Total	$366,163	$188,039	$554,202	$(1,051,693)	$577,094	$(3,269,382)

Critical Accounting Policies

Below is a discussion of the accounting policies that management believes are critical. We consider these policies critical because they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our consolidated financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Accounting for Joint Ventures

We analyze our investments in joint ventures to determine if the joint venture is a variable interest entity (a “VIE”) and would require consolidation. A VIE is an entity that has (i) insufficient equity to permit it to finance its activities without additional subordinated financial support or (ii) equity holders that lack the characteristics of a controlling financial interest. VIE’s are consolidated by the primary beneficiary, which is the entity that has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses of the entity or the right to receive benefits from the entity that potentially could be significant to the entity. Variable interests in a VIE are contractual, ownership, or other financial interests in a VIE that change with changes in the fair value of the VIE’s net assets. We continuously re-assesses whether its interest in the managing member LLC is (i) a VIE, and (ii) if the Company is the primary beneficiary of the VIE.

Under the equity method of accounting, our investments in the joint ventures are included on our Consolidated Balance Sheets as a component of “Investments in unconsolidated real estate joint ventures”.

12

Principles of Consolidation

The consolidated financial statements include our accounts and the accounts of our majority-owned or controlled subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. Investments in entities that are VIE’s and where we are not the primary beneficiary, do not control through majority voting interest or where the other owner has substantial participating rights are not consolidated and are reflected as investments in unconsolidated joint ventures under the equity method of accounting.

Off Balance Sheet Arrangements

Investments in Unconsolidated Joint Ventures

We have the following indirect equity interests in unconsolidated joint ventures that own and operate rental properties:

Property	Indirect Equity Interest in Property
Springhouse	37.50%
Creekside	23.31%
Meadowmont	16.25%
Augusta	25.00%
Hillsboro	12.50%

Our unconsolidated subsidiaries are primarily engaged in the management and operation of multifamily real estate properties. The equity method of accounting (see Critical Accounting Policies) is used for these investments in which we have the ability to exercise significant influence, but not control, over operating and financial policies. As a result, the assets and liabilities of these joint ventures are not included on our balance sheet. Total assets of our unconsolidated subsidiaries were $133.9 million as of December 31, 2011.

Experts

The consolidated balance sheets of Bluerock Enhanced Multifamily Trust, Inc. and subsidiaries as of December 31, 2011 and 2010, and the consolidated statements of operations, stockholders’ (deficit) equity, and cash flows for the years then ended, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated balance sheet of Bluerock Enhanced Multifamily Trust, Inc. as of December 31, 2009, and the consolidated statement of operations, stockholders’ equity, and cash flows for the year then ended, have been included herein in reliance upon the report of Freedman & Goldberg, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

13

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Bluerock Enhanced Multifamily Trust, Inc.

We have audited the accompanying consolidated balance sheets of Bluerock Enhanced Multifamily Trust, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ (deficit) equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bluerock Enhanced Multifamily Trust, Inc. and subsidiaries as of December 31, 2011 and 2010 and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG, LLP

Indianapolis, Indiana
March 13, 2012

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Bluerock Enhanced Multifamily Trust, Inc.

We have audited the accompanying consolidated balance sheet of Bluerock Enhanced Multifamily Trust, Inc. as of December 31, 2009, and the related consolidated statement of operations, stockholders’ equity, and cash flow for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bluerock Enhanced Multifamily Trust, Inc. as of December 31, 2009, and the consolidated results of its operations and its cash flow for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Freedman & Goldberg, CPAs, PC

Farmington Hills, MI

March 31, 2010

F-3

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010
ASSETS
Investments in unconsolidated real estate joint ventures	$5,387,147	$6,301,860
Cash and cash equivalents	420,570	125,237
Due from affiliates	-	524,248
Other assets	109,165	82,679
Total Assets	$5,916,882	$7,034,024

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Notes payable to affiliates	$3,834,578	$4,834,578
Accounts payable	119,899	219,686
Other accrued liabilities	471,927	261,495
Due to affiliates	1,791,440	-
Distributions payable	63,178	40,286
Total Liabilities	6,281,022	5,356,045

Commitments and contingencies (Note 9)
Redeemable common stock	20,745	63,334

Stockholders’ Equity
Preferred stock, $0.01 par value, 250,000,000 shares authorized; none issued and outstanding	-	-
Common stock, $0.01 par value, 749,999,000 shares authorized; 1,113,968 and 677,618 shares issued and outstanding as of December 31, 2011 and December 31, 2010, respectively	11,140	6,776
Nonvoting convertible stock, $0.01 par value per share; 1,000 shares authorized, issued and outstanding	10	10
Additional paid-in-capital, net of costs	7,475,175	4,586,644
Cumulative distributions and net losses	(7,871,210)	(2,978,785)
Total Stockholders’ (Deficit) Equity	(384,885)	1,614,645
TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY	$5,916,882	$7,034,024

See Notes to Consolidated Financial Statements

F-4

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2011	2010	2009
Expenses
Asset management and oversight fees to affiliates	$330,156	$223,436	$9,140
Acquisition costs to affiliates	-	362,766	191,953
General and administrative	3,564,948	314,691	45,391
Total Expenses	3,895,104	900,893	246,484
Other operating activities
Equity loss of unconsolidated joint ventures	(73,665)	(1,147,224)	(177,117)
Operating Loss	(3,968,769)	(2,048,117)	(423,601)
Interest expense, net	(346,562)	(258,753)	(15,320)
Net Loss	$(4,315,331)	$(2,306,870)	$(438,921)

Basic and Diluted Loss Per Common Share	$(5.34)	$(6.95)	$(17.28)

Weighted Average Common Shares Outstanding	809,304	333,701	25,405

See Notes to Consolidated Financial Statements

F-5

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY

	Convertible Stock		Common Stock
	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-in Capital	Cumulative Distributions	Net Loss	Total Stockholders’ (Deficit) Equity
Balance, January 1, 2009	1,000	$10	22,200	$222	$200,769	$-	$-	$201,001
Issuance of restricted stock, net	-	-	15,000	150	36,100	-	-	36,250
Deferred offering costs	-	-	-	-	(14,138)	-	-	(14,138)
Net loss	-	-	-	-	-	-	(438,921)	(438,921)
Balance, December 31, 2009	1,000	10	37,200	372	222,731	-	(438,921)	(215,808)
Issuance of restricted stock, net	-	-	7,500	75	56,800	-	-	56,875
Issuance of common stock, net	-	-	632,918	6,329	4,370,447	-	-	4,376,776
Transfers to redeemable common stock	-	-	-	-	(63,334)	-	-	(63,334)
Distributions declared	-	-	-	-	-	(232,994)	-	(232,994)
Net loss	-	-	-	-	-	-	(2,306,870)	(2,306,870)
Balance at December 31, 2010	1,000	10	677,618	6,776	4,586,644	(232,994)	(2,745,791)	1,614,645
Issuance of restricted stock, net	-	-	7,500	75	68,050	-	-	68,125
Issuance of common stock, net	-	-	435,575	4,352	3,033,185	-	-	3,037,537
Redemptions of common stock	-	-	(6,725)	(63)	63	-	-	-
Transfers to redeemable common stock	-	-	-	-	(212,767)	-	-	(212,767)
Distributions declared	-	-	-	-	-	(577,094)	-	(577,094)
Net loss	-	-	-	-	-	-	(4,315,331)	(4,315,331)
Balance at December 31, 2011	1,000	$10	1,113,968	$11,140	$7,475,175	$(810,088)	$(7,061,122)	$(384,885)

See Notes to Consolidated Financial Statements

F-6

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2011	2010	2009
Cash flows from operating activities:
Net loss	$(4,315,331)	$(2,306,870)	$(438,921)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity loss of unconsolidated joint ventures	73,665	1,147,224	177,117
Distributions from unconsolidated real estate joint ventures	904,949	392,013	-
Share-based compensation attributable to director’s stock compensation plan	68,125	56,875	36,250
Increase (decrease) in due to affiliates	2,144,589	(542,529)	18,281
Decrease in other assets	(1,758)	(82,679)	-
Decrease in accounts payable and other accrued liabilities	74,068	465,861	15,320
Net cash used in operating activities	(1,051,693)	(870,105)	(191,953)

Cash flows from investing activities:
Investment in unconsolidated real estate joint ventures	(63,901)	(5,455,647)	(2,562,567)
Net cash used in investing activities	(63,901)	(5,455,647)	(2,562,567)

Cash flows from financing activities:
Distributions on common stock	(366,163)	(129,374)	-
Proceeds from notes payable	150,000	5,086,713	2,754,520
Repayment on notes payable	(1,150,000)	(3,006,655)	-
Issuance of common stock, net	2,840,424	4,313,442	-
Payments to redeem common stock	(63,334)	-	-
Payment of offering costs	-	-	(14,138)
Net cash provided by financing activities	1,410,927	6,264,126	2,740,382

Net increase (decrease) in cash and cash equivalents	295,333	(61,626)	(14,138)
Cash and cash equivalents at beginning of period	125,237	186,863	201,001
Cash and cash equivalents at end of period	$420,570	$125,237	$186,863

Supplemental Disclosure of Cash Flow Information – Interest Paid	$358,368	$262,864	$-

Supplemental Disclosure of Noncash Transactions:
Distributions payable	$63,178	$40,286	$-
Redemptions payable	$192,022	$-	$-
Distributions to common stockholders through common stock issuances pursuant to the distribution reinvestment plan including $24,728 declared but not yet reinvested in 2011	$212,767	$63,334	$-
Receivable for common stock issuances pursuant to the distribution reinvestment plan	$(24,728)	$-	$-

See Notes to Consolidated Financial Statements

F-7

Note 1 – Organization and Nature of Business

Bluerock Enhanced Multifamily Trust, Inc. (the “Company”) was incorporated on July 25, 2008 under the laws of the state of Maryland. The Company has elected to be treated, and currently qualifies, as a real estate investment trust or REIT for Federal income tax purposes. The Company was incorporated to raise capital and acquire a diverse portfolio of residential real estate assets. Our day-to-day operations are managed by Bluerock Enhanced Multifamily Advisor, LLC, or our Advisor, under an advisory agreement. The advisory agreement has a one-year term expiring October 14, 2012, and may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our Advisor and us. The use of the words “we,” “us” or “our” refers to Bluerock Enhanced Multifamily Trust, Inc. and its subsidiary Bluerock Enhanced Multifamily Holdings, L.P., or our operating partnership, except where the context otherwise requires.

On August 22, 2008, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a maximum of $1,000,000,000 in shares of its common stock in a primary offering, at an offering price of $10.00 per share, with discounts available for certain categories of purchasers and up to $285,000,000 in shares pursuant to its distribution reinvestment plan at $9.50 per share (the “Initial Public Offering”). The Securities and Exchange Commission (“SEC”) declared the Company’s registration statement effective on October 15, 2009. As of May 20, 2010, the Company had received gross offering proceeds sufficient to satisfy the minimum offering amount for the Initial Public Offering. Accordingly, the Company broke escrow with respect to subscriptions received from all states in which the shares are currently being offered. As of December 31, 2011, the Company had accepted aggregate gross offering proceeds of $10,339,123. Also as of December 31, 2011, the Company had redeemed 6,725 shares sold in the Initial Public Offering for $63,334.

On July 5, 2011, the Company provided its former dealer manager, Select Capital Corporation (“Select Capital”), with notice that it considers the Dealer Manager Agreement with Select Capital entered into on October 15, 2009 to have been terminated, effective immediately. In addition, on July 5, 2011, the Company entered into a dealer manager agreement with Bluerock Capital Markets, LLC (“Bluerock Capital Markets”), the Company’s affiliate, pursuant to which it assumed dealer manager responsibilities for the remainder of the Initial Public Offering. The dealer manager is responsible for marketing the Company’s shares in the Initial Public Offering.

The Initial Public Offering was suspended from November 17, 2010 until March 2, 2011 in connection with the Company’s determination to restate certain of its financial statements. These restatements, which were filed on January 19, 2011, resulted in unanticipated costs in the form of accounting, legal fees, and similar professional fees, in addition to the time and attention of the Company’s Chief Financial Officer and members of its accounting team in preparing the restatements. The Company’s current corporate operating expenses exceed the cash flow received from its investments in real estate joint ventures. If the rate at which the Company raises offering proceeds does not improve significantly, its general and administrative costs will remain higher relative to the size of the Company’s portfolio, its portfolio may not be as diversified as it would be otherwise and the Company may need to seek additional sources of funding to address short and long term liquidity requirements. To the extent cash on hand is not sufficient to meet the Company’s short-term liquidity requirements it expects to utilize credit facilities obtained from affiliates or unaffiliated third parties. The Company’s Sponsor has also agreed to defer payment of asset management fees, acquisition fees and operating and offering costs advanced on its behalf and current year reimbursable operating expenses through 2012 as well as to fund any remaining cash shortfall, as necessary. In addition, as the Company’s sponsor has management control of the affiliates that are lenders to us and thus have the authority to extend the notes that have maturities in 2012; it has committed to extend such notes based on the Company’s ability to repay those obligations. The notes obtained from the Company’s affiliates, Augusta, Springhouse, Hillsboro and Meadowmont were all extended in 2011.

If the Company has not sold all of the shares in this offering by October 15, 2012, the Company intends to extend the primary offering by an additional six months by filing a registration statement to register a follow-on offering of shares of its common stock prior to October 15, 2012. By filing a registration statement for a follow-on offering prior to October 15, 2012, the Company would be able to continue selling shares of common stock with the same terms and conditions pursuant to that registration statement following April 15, 2013. There is no assurance that the follow-on offering will become effective and to the extent our follow-on offering does not become effective we would not be able to sell securities beyond April 15, 2013. To the extent the Company cannot sell shares of common stock to raise capital after its current offering ends, the Company would need to seek alternative financing arrangements to continue our operations and investment activities. The Company can make no assurances that it will be able to secure alternative financing arrangements if that becomes necessary.

F-8

The Company intends to use substantially all of the net proceeds from the Initial Public Offering to invest in a diverse portfolio of real estate and real estate-related assets. As of December 31, 2011, the Company owned, through joint venture partnerships, five multifamily real estate properties discussed in detail in Note 3 – Investments in Real Estate.

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The Company operates as an umbrella partnership REIT in which our wholly owned subsidiary, Bluerock Enhanced Multifamily Holdings, L.P., a Delaware limited partnership, or wholly owned subsidiaries of its operating partnership, owns substantially all of the property interests acquired on its behalf.

Because the Company is the sole general partner of its operating partnership and has unilateral control over its management and major operating decisions (even if additional limited partners are admitted to the operating partnership), the accounts of its operating partnership are consolidated in its consolidated financial statements. All significant intercompany accounts and transactions are eliminated in consolidation. The Company will consider future majority owned and controlled joint ventures for consolidation in accordance with the provisions required by the Consolidation Topic 810 of the Financial Accounting Standards Board (“FASB”) FASB Accounting Standards Codification (“ASC”).

Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. At the property level these estimates include such items as purchase price allocation of real estate acquisitions, impairment of long-lived assets, depreciation and amortization and allowance for doubtful accounts. Actual results could differ from those estimates.

Joint Ventures

The Company analyzes its investments in joint ventures to determine if the joint venture is a variable interest entity (a “VIE”) and would require consolidation. A VIE is an entity that has (i) insufficient equity to permit it to finance its activities without additional subordinated financial support or (ii) equity holders that lack the characteristics of a controlling financial interest. VIE’s are consolidated by the primary beneficiary, which is the entity that has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses of the entity or the right to receive benefits from the entity that potentially could be significant to the entity. Variable interests in a VIE are contractual, ownership, or other financial interests in a VIE that change with changes in the fair value of the VIE’s net assets. The Company continuously re-assesses whether the managing member LLC is (i) a VIE, and (ii) if the Company is the primary beneficiary of the VIE. If it was determined an interest in the joint venture qualified as a VIE and the Company was the primary beneficiary it would be consolidated.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value. There are no restrictions on the use of the Company’s cash as of December 31, 2011.

F-9

Concentration of Credit Risk

The Company maintains cash balances with high quality financial institutions and periodically evaluates the creditworthiness of such institutions and believes that the Company is not exposed to significant credit risk. Cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Deferred Financing Fees

Deferred financing fees, paid by the Company on behalf of its joint ventures, are recorded at cost within investments in unconsolidated real estate joint ventures and are amortized to equity in loss of unconsolidated joint ventures using a straight-line method that approximates the effective interest method over the life of the related joint venture debt.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the provisions of the Stock Compensation Topic of the FASB ASC. This topic established a fair value based method of accounting for stock-based compensation and requires the fair value of stock-based compensation awards to amortize as an expense over the vesting period.

Distribution Policy

The Company has elected to be taxed as a REIT, to operate as a REIT and has qualified since its taxable year ending December 31, 2010. To maintain its qualification as a REIT, the Company is required to make distributions each taxable year equal to at least 90% of its REIT annual taxable income (excluding net capital gains and income from operations or sales through a taxable REIT subsidiary, or TRS). The Company expects to authorize and declare daily distributions that will be paid on a monthly basis.

Distributions to stockholders will be determined by the Company’s Board of Directors and will be dependent upon a number of factors relating to the Company, including funds available for the payment of distributions, financial condition, the timing of property acquisitions, capital expenditure requirements, and annual distribution requirements in order to maintain our status as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”) and other considerations as our Board of Directors may deem relevant.

Related Party Transactions

Pursuant to the Advisory Agreement, the Company is obligated to pay the Advisor specified fees upon the provision of certain services related to, the investment of funds in real estate and real estate-related investments, management of our investments and for other services (including, but not limited to, the disposition of investments). The Company is also obligated to reimburse the Advisor for organization and offering costs incurred by the Advisor on our behalf, and is obligated to reimburse the Advisor for acquisition and origination expenses and certain operating expenses incurred on our behalf or incurred in connection with providing services to us. The Company records all related party fees as incurred, subject to any limitations described in the Advisory Agreement.

Selling Commissions and Dealer Manager Fees

The Company pays the dealer manager up to 7% and 2.6% of the gross offering proceeds from the primary offering as selling commissions and dealer manager fees, respectively. A reduced sales commission and dealer manager fee is paid with respect to certain volume discount sales. No sales commission or dealer manager fee is paid with respect to shares issued through the distribution reinvestment plan. The dealer manager may re-allow all or a portion of sales commissions earned to participating broker-dealers. The dealer manager may re-allow, in its sole discretion, to any participating broker-dealer a portion of its dealer manager fee as a marketing fee. For the years ended December 31, 2011 and 2010, the Company has incurred $958,386 and $565,629, respectively, of selling commissions and dealer manager fees. For the year ended December 31, 2009, the Company had incurred no selling commissions and dealer manager fees as the minimum number of shares of common stock had not been issued.

F-10

Acquisition and Origination Fees

The Company pays the Advisor an acquisition fee equal to 1.75% of the cost of investments acquired, including acquisition expenses and any debt attributable to such investments. With respect to investments in and originations of loans, the Company pays an origination fee equal to 1.75% of the amount funded by us to acquire or originate mortgage, mezzanine, bridge or other loans, including any expenses related to such investments and any debt the Company uses to fund the acquisition or origination of these loans. The Company does not pay an acquisition fee with respect to investments in loans. For the year ended December 31, 2011, the Company incurred no acquisition fees as no properties were purchased and for the years ended December 31, 2010 and 2009, the Company had incurred approximately $362,766 and $191,953, respectively, of acquisition fees.

Asset Management Fee

With respect to investments in real estate, the Company pays the Advisor a monthly asset management fee equal to one-twelfth of 1% of the amount paid or allocated to acquire the investment excluding acquisition fees and expenses related thereto and the amount of any debt associated with or used to acquire such investment. In the case of investments made through joint ventures, the asset management fee will be determined based on our proportionate share of the underlying investment. For the years ended December 31, 2011, 2010 and 2009 the Company had incurred approximately $330,156, $223,436 and $9,140, respectively, of asset management fees.

Financing Fee

The Company pays the Advisor a financing fee equal to 1% of the amount, under any loan or line of credit, made available to us. For the year ended December 31, 2011, the Company incurred no financing fees and for the years ended December 31, 2010 and 2009, incurred $75,000 and $44,000, respectively, of financing fees.

Independent Director Compensation

The Company pays each of its independent directors an annual retainer of $25,000. In addition, the independent directors are paid for attending meetings as follows: (i) $2,500 for each board meeting attended, (ii) $2,000 for each committee meeting attended, (iii) $1,000 for each teleconference board meeting attended, and (iv) $1,000 for each teleconference committee meeting attended. All directors also receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. In addition 5,000 shares of restricted stock were granted upon initial election to the board and 2,500 shares of restricted stock will be granted upon re-election to the board. Director compensation is an operating expense of the Company that is subject to the operating expense reimbursement obligation of the Advisor discussed in Note 7, “Related Party Transactions.”

Income Taxes

The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, and has qualified since the taxable year ended December 31, 2010. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its annual REIT taxable income to stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to continue to organize and operate in such a manner as to remain qualified for treatment as a REIT.

F-11

For the years ended December 31, 2011 and 2010 all distributions received by the shareholders were classified as return of capital for tax purposes due to the net loss recorded by the Company.

The Company has concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. Neither the Company nor its subsidiaries have been assessed interest or penalties by any major tax jurisdictions. The Company’s evaluations were performed for the tax years ending December 31, 2011 and 2010. As of December 31, 2011, returns for the calendar years 2008 through 2010 remain subject to examination by major tax jurisdictions. Management has considered all positions taken on the 2008 through 2010 tax returns (where applicable) and those positions expected to be taken on the 2011 tax returns.

Reportable Segment

The Company’s current business consists of investing in and operating multifamily communities. Substantially all of its consolidated net loss is from investments in real estate properties that the Company owns through co-investment ventures which it accounts for under the equity method of accounting. The Company evaluates operating performance on an individual property level and views its real estate assets as one industry segment, and, accordingly, its properties will be aggregated into one reportable segment.

Recently Adopted Accounting Pronouncements

In November 2010, the FASB issued an update to its existing guidance on business combinations. This guidance requires a public entity that presents comparative financial statements to present in its pro forma disclosure the revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the prior annual reporting period. In addition, this guidance expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after December 15, 2010, which is calendar year 2011 for the Company. The guidance did not have an impact on our disclosures for the year ended December 31, 2011 as the Company has not acquired properties in the reporting period.

Recent Accounting Pronouncements Not Yet Adopted

There has been no issued accounting guidance not yet adopted by the Company that it believes is material or potentially material to the Company’s Consolidated Financial Statements.

Note 3 – Investments in Real Estate

As of December 31, 2011, the Company’s portfolio consists of five properties acquired through unconsolidated joint ventures. The following table provides summary information regarding the Company’s investments ($ in thousands).

F-12

					Joint Venture Equity Investment Information
Multifamily Community Name/Location	Approx. Rentable Square Footage	Number of Units	Date Acquired	Property Acquisition Cost(1)	Amount of Our Investment	Our Ownership Interest in Property Owner	Approx. Annualized Base Rent (2)	Average Annual Effective Rent Per Unit(3)	Approx. % Leased
	(unaudited)	(unaudited)					(unaudited)	(unaudited)	(unaudited)
Springhouse at Newport News/Newport News, Virginia	310,826	432	12/03/2009	$29,250	$1,469	37.50%	$4,220	$9	92%

The Reserve at Creekside Village/Chattanooga, Tennessee	211,632	192	03/31/2010	$14,250	$237	23.31%	$2,137	$11	95%

The Apartments at Meadowmont/Chapel Hill, North Carolina	296,240	258	04/09/2010	$36,960	$1,110	16.25%	$4,058	$16	95%

The Estates at Perimeter/ Augusta, Georgia	266,148	240	09/01/2010	$24,950	$1,491	25.00%	$2,916	$12	93%

Gardens at Hillsboro Village/ Nashville, Tennessee	187,430	201	09/30/2010	$32,394	$1,081	12.50%	$3,372	$17	100%
Total	1,272,276	1,323		$137,804	$5,388		$16,703

(1)	Property Acquisition Cost excludes acquisition fees and closing costs.
(2)	Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases as of December 31, 2011 and does not take into account any rent concessions or prospective rent increases.
(3)	Annual effective rent per unit includes the effect of tenant concessions over the term of the lease.

Note 4 – Equity Method Investments

The Company accounted for the acquisitions of our interests in properties through managing member LLCs in accordance with the provisions of the Consolidation Topic 810 of the FASB ASC. Following is a summary of the Company’s ownership interest by property as of December 31, 2011.

Property	Joint Venture Interest	Managing Member LLC Interest	Indirect Equity Interest in Property
Springhouse	75.00%	50.00%	37.50%
Creekside	69.93%	33.33%	23.31%
Meadowmont	50.00%	32.50%	16.25%
Augusta	50.00%	50.00%	25.00%
Hillsboro	37.57%	33.27%	12.50%

For Springhouse, Augusta and Hillsboro, the Company’s contribution into the managing member LLC was funded through a loan from an affiliate who is another investor in the managing member LLC; thus its equity investment is not at risk. Since unanimous approval is required by all members to direct the activities that most significantly impact the managing member LLC’s economic performance, the holder of the equity investment at risk lacks that power and thus the Company concluded that the managing member LLC entities are VIE’s. The Company is not the primary beneficiary because the Company does not have the power to direct the activities that most significantly impact the economic performance of the managing member LLC and would not be considered to be the investor that is most closely associated with the entity among the related party investors. As a result, the Company’s investments are reflected as investments in unconsolidated joint ventures under the equity method of accounting.

For Creekside, the Company’s initial contribution into the managing member LLC was funded through a loan from an affiliate and accounted for as discussed above; however, on September 28, 2010 the loan was repaid and the managing member LLC was no longer considered a VIE. The Company then analyzed the managing member LLC under a voting interest model and determined that the investment in the unconsolidated joint venture should be accounted for under the equity method as each member had an equal voting interest.

F-13

For Meadowmont, the Company’s initial contribution into the managing member LLC on April 9, 2010 was funded through a loan from an affiliate who is another investor in the managing member LLC, but this was subsequently repaid on June 8, 2010. However, the voting rights of the investors are not proportional to their obligations to absorb the expected losses or their rights to receive the expected residual returns of the managing member and substantially all of the activities are done on behalf of the single related party group (all of the investors are part of a single related party group); thus this would cause the managing member LLC to be a VIE. The Company is not the primary beneficiary because the Company does not have the power to direct the activities that most significantly impact the economic performance of the managing member LLC and would not be considered to be the investor that is most closely associated with the entity among the related party investors. As a result the Company’s investment is reflected as an investment in unconsolidated joint ventures under the equity method of accounting.

The carrying amount of the Company’s investments in unconsolidated joint ventures was $5,387,147 and $6,301,860 as of December 31, 2011 and December 31, 2010, respectively. Summary unaudited financial information for the operating properties, Balance Sheets as of December 31, 2011 and 2010 and Operating Statements for the years ended December 31, 2011, 2010 and 2009 is as follows:

	December 31, 2011	December 31, 2010
Balance Sheet:
Real estate, net of depreciation	$129,269,044	$133,126,052
Other assets	4,603,031	4,622,311
Total assets	$133,872,075	$137,748,363

Mortgage payable	$105,900,779	$106,016,772
Other current liabilities	1,969,824	1,789,209
Total liabilities	$107,870,603	$107,805,981
Stockholders’ equity	26,001,472	29,942,382
Total liabilities and stockholders’ equity	$133,872,075	$137,748,363

	For the Years Ended December 31,
	2011	2010	2009
Operating Statements:
Rental revenues	$16,047,407	$9,910,400	$309,000
Operating expenses	(6,125,804)	(4,042,700)	(100,800)
Income before debt service, acquisition costs, and depreciation and amortization	9,921,603	5,867,700	208,200
Mortgage interest	(5,246,578)	(3,581,100)	(106,700)
Acquisition costs	-	(1,939,500)	(361,800)
Depreciation and amortization	(4,739,419)	(5,139,300)	(211,000)
Net income (loss)	(64,394)	(4,792,200)	(471,300)
Net (income) loss attributable to JV partners	786	3,680,479	294,548
	(63,608)	(1,111,721)	(176,752)
Amortization of deferred financing costs paid on behalf of joint ventures	(10,057)	(35,503)	(365)
Equity income (loss) of unconsolidated joint ventures	$(73,665)	$(1,147,224)	$(177,117)

Note 5 – Notes Payable

The carrying amounts of the notes payable as of December 31, 2011 and 2010 are as follows:

			Principal Outstanding December 31,
Note Payable	Maturity	Interest Rate as of December 31, 2011 and 2010	2011	2010
Augusta	August 28, 2012	7.0%	$1,931,484	$1,931,484
Springhouse	June 3, 2012	7.0%	646,067	1,646,067
Hillsboro	March 31, 2012	7.0%	1,257,027	1,257,027
			$3,834,578	$4,834,578

F-14

On January 20, 2011, BEMT Meadowmont, LLC, a wholly owned subsidiary of our operating partnership (“BEMT Meadowmont”) entered into an agreement with Bluerock Special Opportunity + Income Fund II, an affiliate of the Company’s sponsor (“SOIF II”) for a line of credit represented by a promissory note (the “Note”). Under the terms of the Note, BEMT Meadowmont was authorized to borrow, from time to time, up to $500,000, for general working capital. The Note had a six-month term from the date of the first advance which matured on July 20, 2011, and was subsequently extended to January 20, 2012 and again to July 20, 2012. It bears interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized. Interest on the loan was paid on a current basis from cash flow distributed to the Company from BR Meadowmont JV Member, LLC (the “Meadowmont JV Member”). The Note is secured by a pledge of the Company’s indirect membership interest in the Meadowmont Property and a pledge of the Company’s direct membership interest in the Meadowmont JV Member. The loan plus accrued interest was paid in full on November 22, 2011.

On December 3, 2009, BEMT Springhouse LLC, a wholly-owned subsidiary of our operating partnership (“BEMT Springhouse”), entered into a loan agreement with Bluerock Special Opportunity + Income Fund (“BEMT Co-Investor”) pursuant to which BEMT Springhouse borrowed $2.8 million (the “BEMT Co-Investor Springhouse Loan”). The BEMT Co-Investor Springhouse Loan initially had a six-month term, maturing June 3, 2010, which was subsequently extended to December 3, 2010, and again to June 3, 2011, and again to December 3, 2011 and again to June 3, 2012.  A partial repayment in the amount of $1.1 million was made on June 23, 2010. An additional partial repayment in the amount of $1.0 million was made on December 29, 2011. It bears interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized. For the years ended December 31, 2011, 2010 and 2009, the interest rate on the BEMT Co-Investor Springhouse Loan was 7.00%. Interest on the loan is paid on a current basis from cash flow distributed to us from BR Springhouse Managing Member, LLC (the “Springhouse Managing Member JV Entity”). The BEMT Co-Investor Springhouse Loan is secured by a pledge of our indirect membership interest in the Springhouse property and a pledge of BEMT Springhouse’s membership interest in the Springhouse Managing Member JV Entity.

On September 1, 2010, BEMT Augusta LLC (“BEMT Augusta”), entered into a loan agreement with BEMT Co-Investor pursuant to which it borrowed $1.9 million (the “BEMT Co-Investor Augusta Loan”), in connection with the Augusta Property closing. The BEMT Co-Investor Augusta Loan initially had a six-month term maturing February 28, 2011, which was subsequently extended to August 31, 2011, and again to February 28, 2012 and again to August 28, 2012. The loan may be prepaid without penalty. It bears interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized. Interest on the loan is paid on a current basis from cash flow distributed to us from the Augusta Managing Member JV Entity. The BEMT Co-Investor Augusta Loan is secured by a pledge of our indirect membership interest in the Augusta property and a pledge of BEMT Augusta’s membership interest in the Augusta Managing Member JV Entity.

On September 30, 2010, BEMT Hillsboro LLC entered into a loan agreement with BEMT Co-Investor II pursuant to which it borrowed $1.3 million (the “BEMT Co-Investor II Hillsboro Loan).  The BEMT Co-Investor II Hillsboro Loan initially had a six-month term maturing March 31, 2011, which was subsequently extended to September 30, 2011, and again to March 31, 2012.  It bears interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized.  Interest on the loan is paid on a current basis from cash flow distributed to us from the Hillsboro Managing Member JV Entity. The BEMT Co-Investor II Hillsboro Loan is secured by a pledge of our indirect membership interest in the Hillsboro property and a pledge of BEMT Hillsboro’s membership interest in the Hillsboro Managing Member JV Entity.

The Company expects to repay the notes with the proceeds to be raised from the Initial Public Offering. If the Company is unable to repay the principal amounts upon maturity, its sponsor, who has management control of the affiliates that are lenders to the Company and thus has the authority to extend the notes that have maturities in 2012, has committed to extend such notes based on the Company’s ability to repay those obligations. The notes obtained from the Company’s affiliates, Augusta, Hillsboro and Springhouse have all been extended.

F-15

Note 6 – Fair Value Disclosure

Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;
•	Level 2 – Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and
•	Level 3 – Prices or valuation techniques where little or no market data is available that requires inputs that are significant to the fair value measurement and unobservable.

If the inputs used to measure the fair value of a financial instrument fall within different levels of the hierarchy, the financial instrument is categorized based upon the lowest level input that is significant to the fair value measurement. Whenever possible, the Company uses quoted market prices to determine fair value. In the absence of quoted market prices, the Company uses independent sources and data to determine fair value.

As of December 31, 2011 and 2010, the Company believes the carrying values of cash and cash equivalents and receivables and payables from affiliates, accounts payable, accrued liabilities, distribution payable and notes payable approximate their fair values based on their highly-liquid nature and/or short-term maturities, including prepayment options. As of December 31, 2011 and 2010, the Company had no significant assets or liabilities measured at fair value on a recurring or nonrecurring basis.  The Company estimates fair values for financial instruments based on interest rates with similar terms and remaining maturities that management believes it could obtain.

Note 7 – Related Party Transactions

In connection with the Company’s investments it entered into loan agreements with Bluerock Special Opportunity + Income Fund, LLC and Bluerock Special Opportunity + Income Fund II, LLC, the terms of which are described above in Note 5 - Notes Payable (Springhouse, Augusta, Hillsboro and Meadowmont).

As of December 31, 2011, $2,965,111 of organizational and offering costs have been incurred on the Company’s behalf. The Company is liable to reimburse these costs only to the extent selling commissions, the dealer manager fee and other organization and offering costs do not exceed 15% of the gross proceeds of the Initial Public Offering. When recorded by the Company, organizational costs are expensed and third-party offering costs are charged to stockholders’ equity. Organizational and offering costs will be reimbursed from the gross proceeds of the Initial Public Offering. Through December 31, 2011, $49,931 of organizational costs were expensed in 2010 and $2,256,663 million of offering costs have been charged to stockholders’ equity. As of December 31, 2010, the Company had recognized offering costs, other than selling commissions and dealer manager fees, of $1,339,397 of which $831,741 was paid directly by the Company and $507,656 was reimbursed to the Advisor, and $49,931 of organizational costs.

The Advisor performs its duties and responsibilities as the Company’s fiduciary under an advisory agreement. The advisory agreement has a one-year term expiring October 14, 2012, and may be renewed for an unlimited number of successive one-year periods upon the mutual consent of the Company and its Advisor. The Advisor conducts the Company’s operations and manages its portfolio of real estate and real estate-related investments under the terms of the advisory agreement. Certain of the Company’s affiliates will receive fees and compensation in connection with the Initial Public Offering, and the acquisition, management and sale of its real estate investments.

The Company pays its Advisor a monthly asset management fee for the services it provides pursuant to the advisory agreement. The asset management fee equals one-twelfth of 1.0% of the higher of the cost or the value of each asset, where (A) cost equals the amount actually paid, excluding acquisition fees and expenses, to purchase each asset it acquires, including any debt attributable to the asset (including any debt encumbering the asset after acquisition), provided that, with respect to any properties the Company develops, constructs or improves, cost will include the amount expended by the Company for the development, construction or improvement, and (B) the value of an asset is the value established by the most recent independent valuation report, if available, without reduction for depreciation, bad debts or other non-cash reserves. The asset management fee will be based only on the portion of the cost or value attributable to our investment in an asset if the Company does not own all of an asset.

F-16

The Advisor receives 1.75% of the purchase price of a property or investment for its services in connection with the investigation, selection, sourcing, due diligence and acquisition of that property or investment. The purchase price of a property or investment will equal the amount paid or allocated to the purchase, development, construction or improvement of a property, inclusive of expenses related thereto, and the amount of debt associated with such real property or investment. The purchase price allocable for joint venture investments will equal the product of (1) the purchase price of the underlying property and (2) the Company’s ownership percentage in the joint venture. The Company will pay the Advisor an origination fee in lieu of an acquisition fee for services in connection with the investigation, selection, sourcing, due diligence, and acquisition of mortgage, subordinated, bridge or other loans of 1.75% of the principal amount of the borrower’s loan obligation or of the purchase price of any loan the Company purchases including third- party expenses.

The Advisor also receives a financing fee equal to 1% of the amount, under any loan or line of credit, made available to the Company. The Advisor may re-allow some or all of this fee to reimburse third parties with whom it may subcontract to procure such financing for the Company. In addition, to the extent the Advisor provides a substantial amount of services in connection with the disposition of one or more of our properties or investments (except for securities that are traded on a national securities exchange), the Advisor will receive fees equal to the lesser of (A) 1.5% of the sales price of each property or other investment sold or (B) 50% of the selling commission that would have been paid to a third-party broker in connection with such a disposition. In no event may disposition fees paid to the Advisor or its affiliates and unaffiliated third parties exceed in the aggregate 6% of the contract sales price. In addition to the fees payable to the Advisor, the Company reimburses the Advisor for all reasonable expenses incurred in connection with services provided to the Company, subject to the limitation that it will not reimburse any amount that would cause the Company’s total operating expenses at the end of the four preceding fiscal quarters to exceed the greater of 2% of our average invested assets or 25% of its net income determined (1) without reductions for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and (2) excluding any gain from the sale of our assets for the period. Notwithstanding the above, the Company may reimburse amounts in excess of the limitation if a majority of its independent directors determines such excess amount was justified based on unusual and non-recurring factors. If such excess expenses are not approved by a majority of the Company’s independent directors, its Advisor must reimburse us at the end of the four fiscal quarters the amount by which the aggregate expenses during the period paid or incurred by us exceeded the limitations provided above. The Company will not reimburse the Advisor for personnel costs in connection with services for which the Advisor receives acquisition, origination or disposition fees. From January 1, 2009 through March 31, 2011, the Company’s Advisor and its affiliates incurred $677,415 of operating expenses on our behalf. Due to the limitation discussed above and because operating expenses incurred directly by the Company exceeded the 2% threshold, the amount due to the Advisor had not been recorded in the financial statements as of December 31, 2010. Further, $973,607 had been recorded as a receivable from the Advisor as of December 31, 2010 for the excess operating expenses incurred directly by the Company over the 2% threshold. The Company’s Board of Directors, including all of its independent directors, reviewed the total operating expenses for the four fiscal quarters ended December 31, 2009 (and the four fiscal quarters ended each quarter after) and an estimate of the Company’s total operating expenses for the four fiscal quarters to end March 31, 2011 and unanimously determined the excess amount to be justified because of the costs of operating a public company in its early stage of operation. Upon approval of these costs on March 22, 2011, $1,646,818 of these costs were expensed and $677,415 became a liability to the Company, payable to its Advisor and its affiliates. As the Board of Directors has previously approved such expenses, all 2011 operating expenses have been and will be expensed as incurred. As of December 31, 2011, $4,204 has been reimbursed to the Company’s Advisor and the Advisor has agreed to defer further repayment of these costs until a later date.

F-17

The Company has issued 1,000 shares of convertible stock, par value $0.01 per share to the Company’s Advisor. The convertible stock will convert to shares of common stock if and when: (A) the Company has made total distributions on the then outstanding shares of its common stock equal to the original issue price of those shares plus an 8% cumulative, non-compounded, annual return on the original issue price of those shares or (B) subject to specified conditions, the Company lists its common stock for trading on a national securities exchange. A “listing” will be deemed to have occurred on the effective date of any merger of the Company in which the consideration received by the holders of its common stock is the securities of another issuer that are listed on a national securities exchange. Upon conversion, each share of convertible stock will convert into a number of shares of common stock equal to 1/1000 of the quotient of (A) 15% of the excess of (1) the Company’s “enterprise value” (as defined in the Company’s charter) plus the aggregate value of distributions paid to date on the outstanding shares of its common stock over the (2) aggregate purchase price paid by the stockholders for those shares plus an 8% cumulative, non-compounded, annual return on the original issue price of those shares, divided by (B) the Company’s enterprise value divided by the number of outstanding shares of common stock, in each case calculated as of the date of the conversion. In the event an event triggering the conversion occurs after the advisory agreement with the Advisor is not renewed or terminates (other than because of a material breach by the Advisor), the number of shares of common stock the Advisor will receive upon conversion will be prorated to account for the period of time the advisory agreement was in force.

The Company may pay Bluerock REIT Property Management, LLC, a wholly owned subsidiary of the Advisor, a property management fee equal to 4% of the monthly gross income from any properties it manages. In general, the Company contracts property management services for certain properties directly to non-affiliated third parties, in which event it will pay the Advisor an oversight fee equal to 1% of monthly gross revenues of such properties.

All of the Company’s executive officers and some of its directors are also executive officers, managers and/or holders of a direct or indirect controlling interest in the Advisor and other Bluerock-affiliated entities. As a result, they owe fiduciary duties to each of these entities, their members and limited partners and investors, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to the Company and its stockholders.

Some of the material conflicts that the Advisor or its affiliates face are: 1) the determination of whether an investment opportunity should be recommended to us or another Bluerock-sponsored program or Bluerock-advised investor; 2) the allocation of the time of key executive officers, directors, and other real estate professionals among the Company, other Bluerock-sponsored programs and Bluerock-advised investors, and the activities in which they are involved; 3) the fees received by the Advisor and its affiliates in connection with transactions involving the purchase, origination, management and sale of investments regardless of the quality of the asset acquired or the service provided us; and 4) the fees received by the Advisor and its affiliates in connection with the Initial Public Offering.

Pursuant to the terms of the advisory agreement, summarized below are the related-party amounts payable and receivable as of December 31, 2011 and 2010:

	Payable	Receivable	Payable	Receivable
	December 31, 2011		December 31, 2010
Asset Management and Oversight Fees	$562,732	$-	$232,576	$-
Acquisitions Fees	81,776	-	81,776	-
Financing Fees	14,491	-	14,491	-
Reimbursable Operating Expenses	900,512	-	-	973,607
Reimbursable Offering Costs	171,099	-	-	-
Reimbursable Organizational Costs	49,931	-	49,931	-
Other	10,899	-	70,585	-
Total	$1,791,440	$-	$449,359	$973,607

In addition to the amounts shown above, the Company’s Advisor has incurred on the Company’s behalf $2,407,524 of offering costs which will become payable as additional offering proceeds are raised to the extent that selling commissions, dealer manager fees and other organization and offering costs do not exceed 15% of gross offering proceeds

F-18

Note 8 – Stockholders’ Equity

Net Loss Per Common Share

Basic net loss per common share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted net loss per common share is computed by dividing net loss attributable to common shareholders by the sum of the weighted average number of common shares outstanding and any potential dilutive shares for the period. Under the two-class method of computing earnings per share, net loss attributable to common shareholders is computed by adjusting net loss for the non-forfeitable dividends paid on non-vested restricted stock.

The following tables reconcile the components of basic and diluted net loss per common share:

	For the Year Ended December 31,
	2011	2010	2009

Net Loss	$(4,315,331)	$(2,306,870)	$(438,921)
Dividends on restricted stock expected to vest	(10,891)	(11,300)	-
Gain on redemption of common stock(2)	7,688	-	-
Basic net loss attributable to common shareholders	$(4,318,534)	$(2,318,170)	$(438,921)
Weighted average common shares outstanding	809,304	333,701	25,405

Potential dilutive shares (1)	-	-	-
Weighted average common shares outstanding and potential dilutive shares	809,304	333,701	25,405

Basic and diluted loss per share	$(5.34)	$(6.95)	$(17.28)

(1) Excludes 15,559, 16,142, and 9,436 shares related to non-vested restricted stock for the years ended December 31, 2011, 2010, and 2009, respectively as the effect would be anti-dilutive. Also excludes any dilution related to the 1,000 shares of convertible stock as the conversion would be anti-dilutive and currently there would be no conversion into common shares.

(2)Represents the difference between the fair value and carrying amount of the common stock upon redemption.

Common Stock

The Company is offering and selling to the public up to 100,000,000 shares of its $.01 par value common stock for $10.00 per share, with discounts available for certain categories of purchasers. The Company is also offering up to 30,000,000 shares of its $.01 par value common stock to be issued pursuant to our distribution reinvestment plan at $9.50 per share.

Convertible Stock

The Company has issued to its Advisor 1,000 shares of its convertible stock for an aggregate purchase price of $1,000. Upon certain conditions, the convertible stock will convert to shares of common stock with a value equal to 15% of the excess of (i) our enterprise value (as defined in our charter) plus the aggregate value of distributions paid to stockholders over (ii) the aggregate purchase price paid by stockholders for our shares plus a 8% cumulative, non-compounded, annual return on the original issue price paid for those outstanding shares

Share Repurchase Plan and Redeemable Common Stock

The Company has adopted a share repurchase plan that may enable stockholders to sell their shares to the Company in limited circumstances.

There are several limitations on the Company’s ability to repurchase shares under the share repurchase plan:

•	The Company may not repurchase shares until the stockholder has held the shares for one year.
•	During any calendar year, the share repurchase plan limits the number of shares the Company may repurchase to those that the Company could purchase with the net proceeds from the sale of shares under the distribution reinvestment plan during the previous fiscal year.

F-19

•	During any calendar year, the Company may not repurchase in excess of 5% of the number of shares of common stock outstanding as of the same date in the prior calendar year.

Pursuant to the plan, the Company will initially repurchase shares at prices determined as follows:

•	The lower of $9.25 or the price paid to acquire the shares from the Company for stockholders who have held their shares for at least one year;
•	The lower of $9.50 or the price paid to acquire the shares from the Company for stockholders who have held their shares for at least two years;
•	The lower of $9.75 or the price paid to acquire the shares from the Company for stockholders who have held their shares for at least three years; and
•	The lower of $10.00 or the price paid to acquire the shares from the Company for stockholders who have held their shares for at least four years

The Company’s Board of Directors may amend or modify any provision of the plan at any time in its discretion without prior notice to participants. In the event that the Company’s Board of Directors amends, suspends or terminates the share repurchase plan, however, the Company will send stockholders notice of the change(s) following the date of such amendment, suspension or modification, and will disclose the change(s) in a report filed with the SEC on either Form 8-K, Form 10-Q or Form 10-K, as appropriate.

The Company records amounts that are redeemable under the share repurchase plan as redeemable common stock in the accompanying consolidated balance sheets because the shares are redeemable at the option of the holder and therefore their redemption is outside the Company’s control. The maximum amount redeemable under the Company’s share repurchase plan is limited to the number of shares the Company could repurchase with the amount of the net proceeds from the sale of shares under the distribution reinvestment plan during the prior fiscal year. However, because the amounts that can be repurchased in future periods are determinable and only contingent on an event that is likely to occur (e.g., the passage of time), the Company presents the net proceeds from the current dividend reinvestment plan, net of current year redemptions, as redeemable common stock in the accompanying consolidated balance sheets.

The Company classifies financial instruments that represent a mandatory obligation to the Company to repurchase shares as liabilities. When the Company determines it has a mandatory obligation to repurchase shares under the share repurchase plan the Company will reclassify such obligations from temporary equity to a liability based upon their respective settlement values. In addition, upon reclassification of such obligation to a liability, the difference between the fair value of the instrument and the carrying amount should be added to (or subtracted from) net earnings available to common shareholders in the calculation of earnings per share.

The Company limits the dollar value of shares that may be repurchased under the program as described above. During the year ended December 31, 2011, the Company redeemed $63,334 of common stock. Based on the amount of net proceeds raised from the sale of shares under the dividend reinvestment plan during 2010 totaling $63,334, the Company redeemed the entire amount available during 2011. As the Company has received additional redemption requests that they are able to fill from the remaining net proceeds from the sale of the shares under the dividend reinvestment plan for 2011 totaling $212,767, $192,022 has been reclassified from redeemable common stock to other accrued liabilities as of December 31, 2011.

Equity Compensation Plan

The Company has adopted the Bluerock Enhanced Multifamily Trust, Inc. Long Term Incentive Plan, which the Company refers to as the Incentive Plan, in order to enable us to (1) provide an incentive to our employees, officers, directors, and consultants and employees and officers of our Advisor to increase the value of our common stock, (2) give such persons a stake in our future that corresponds to the stake of each of our stockholders, and (3) obtain or retain the services of these persons who are considered essential to our long-term success, by offering such persons an opportunity to participate in our growth through ownership of our common stock or through other equity-related awards. The Company intends to issue awards only to its independent directors under its Incentive Plan (which awards will be granted under the independent director’s compensation plan). The Company has reserved and authorized an aggregate number of 2,000,000 shares of its common stock for issuance under the Incentive Plan.

F-20

Stock-based Compensation for Independent Directors

The Company’s independent directors received an automatic grant of 5,000 shares of restricted stock on the effective date of the Initial Public Offering and will receive an automatic grant of 2,500 shares of restricted stock when such directors are reelected at each annual meeting of the Company’s stockholders thereafter. Each person who thereafter is elected or appointed as an independent director will receive an automatic grant of 5,000 shares of restricted stock on the date such person is first elected as an independent director and an automatic grant of 2,500 shares of restricted stock when such director is reelected at each annual meeting of our stockholders thereafter. To the extent allowed by applicable law, the independent directors will not be required to pay any purchase price for these grants of restricted stock. The restricted stock will vest 20% at the time of the grant and 20% on each anniversary thereafter over four years from the date of the grant. All restricted stock may receive distributions, whether vested or unvested. The value of the restricted stock to be granted is not determinable until the date of grant.

On August 8, 2011, the Company’s three independent directors received an automatic grant of 2,500 shares each of restricted stock after their re-election to the Board of Directors at the Company’s annual meeting.

A summary of the status of the Company’s non-vested shares as of December 31, 2011, 2010 and 2009, is as follows:

Non Vested shares	Shares	Weighted average grant-date fair value
Balance at January 1, 2009	-	$-
Granted	15,000	150,000
Vested	(3,000)	(30,000)
Forfeited	-	-
Balance at December 31, 2009	12,000	120,000
Granted	7,500	75,000
Vested	(4,500)	(45,000)
Forfeited	-	-
Balance at December 31, 2010	15,000	150,000
Granted	7,500	75,000
Vested	(6,000)	(60,000)
Forfeited	-	-
Balance at December 31, 2011	16,500	$165,000

At December 31, 2011, there was $138,750 of total unrecognized compensation cost related to unvested stock options granted under the Plan. That cost is expected to be recognized over a period of four years. The total fair value of shares vested during the year ended December 31, 2011, was $60,000.

The Company currently uses authorized and unissued shares to satisfy share award grants.

Distributions

Distributions, including distributions paid by issuing shares under the distribution reinvestment plan, for the year ended December 31, 2011 were as follows:

	Distributions
2011	Declared	Paid
First Quarter	$117,538	$117,040
Second Quarter	134,526	129,314
Third Quarter	148,402	144,069
Fourth Quarter	176,628	163,779
	$577,094	$554,202

F-21

Distributions are calculated based on stockholders of record each day during the period at a rate of $0.00191781 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 7.0% annualized rate based on a purchase price of $10.00 per share.

Note 9 – Commitments and Contingencies

The Company is subject to various legal actions and claims arising in the ordinary course of business. Although the outcome of any legal matter cannot be predicted with certainty, management does not believe that any of these legal proceedings or matters will have a material adverse effect on the consolidated financial position or results of operations or liquidity of the Company.

Note 10 – Economic Dependency

The Company is dependent on the Advisor for certain services that are essential to the Company, including the identification, evaluation, negotiation, purchase and disposition of properties and other investments; management of the daily operations of its real estate portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.

Note 11 – Subsequent Events

The Company has performed an evaluation of subsequent events through the date the Company’s consolidated financial statements were issued. No material subsequent events, other than the items disclosed below, have occurred that required recognition or disclosure in these financial statements.

Status of the Offering

For the period January 1, 2012 through March 2, 2012, the Company sold approximately 141,379 shares of common stock for gross proceeds of $1,331,168 including issuances through its distribution reinvestment plan.

Distributions Paid

Distributions Declared Daily For Each Day in Month Listed	Date Paid	Total Distribution	Cash Distribution	Dollar amount of Shares Issued pursuant to the distribution reinvestment plan
December 2011	January 3, 2012	$63,178	$38,450	$24,728
January 2012	February 1, 2012	$67,095	$40,637	$26,458
February 2012	March 1, 2012	$66,921	$40,726	$26,195

Distributions Declared

On March 7, 2012, our Board of Directors declared distributions based on daily record dates for the period from April 1, 2012 through July 31, 2012. Distributions payable to each stockholder of record were or will be paid in cash on or before the 15th day of the following month.

Distributions are calculated based on stockholders of record per day during the period at a rate of $0.00191781 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 7.0% annualized rate based on a purchase price of $10.00 per share.

F-22

Extension of Meadowmont Affiliate Loan

Pursuant to the terms of that certain Secured Promissory Note Modification Agreement dated January 20, 2012 (the “Meadowmont Modification Agreement”), BEMT Meadowmont, LLC, a wholly-owned subsidiary of Bluerock Enhanced Multifamily Holdings, L.P., of which the Company is the general partner, extended the maturity date of its $500,000 line of credit (the “Meadowmont Affiliate Loan”) from Bluerock Special Opportunity + Income Fund II, LLC, an affiliate of the Company’s sponsor. Under the terms of the Meadowmont Affiliate Loan, BEMT Meadowmont, LLC may borrow, from time to time, up to $500,000, for general working capital. The maturity date of the Meadowmont Affiliate Loan was previously extended to January 20, 2012. The Meadowmont Modification Agreement extends the maturity date of the Meadowmont Affiliate Loan to July 20, 2012. All other terms of the Meadowmont Affiliate Loan remain unchanged.

Extension of Augusta Affiliate Loan

Pursuant to the terms of that certain Secured Promissory Note Modification Agreement dated February 28, 2012 (the “Augusta Modification Agreement”), BEMT Augusta, LLC, a wholly-owned subsidiary of Bluerock Enhanced Multifamily Holdings, L.P., of which the Company is the general partner, extended the maturity date of its $1,931,484 affiliate loan (the “Augusta Affiliate Loan”) from Bluerock Special Opportunity + Income Fund II, LLC, an affiliate of the Company’s sponsor. The Augusta Affiliate Loan is related to the Company’s investment in the joint venture through which it acquired the 240-unit multifamily community known as the Estates at Perimeter (formerly known as St. Andrews Apartments) located in Augusta, Georgia. The maturity date of the Augusta Affiliate Loan was previously extended from February 28, 2011 to August 31, 2011 and again from August 31, 2011 to February 28, 2012. The Augusta Modification Agreement further extends the maturity date of the Augusta Affiliate Loan from February 28, 2012 to August 31, 2012. All other terms of the Augusta Affiliate Loan remain unchanged.

F-23